

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2025

David Marberger
Chief Financial Officer
Conagra Brands, Inc.
222 W. Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

      Re: Conagra Brands, Inc.
             Form 10-K for the fiscal year ended May 26, 2024
             Filed July 11, 2024
             File No. 001-07275

Dear David Marberger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing